03011861

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51792

SEC MAIL RECEIVED
MAR 0 3 2003
WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Collins Stewart, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 41st Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Terech, Jr. (212) 652-9020
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, John A. Terech, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Collins Stewart, Inc. as of and for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	2/18/03 Date
John A. Terech, Jr. Name	Senior Vice President Title

Subscribed and sworn to before me
on this 18th day of February, 2003.

Notary Public

Walter A. Kapuscinski
Notary Public, State of New York
Registration #01KA4721819
Qualified in New York County
My Commission Expires July 02, 2006.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Collins Stewart, Inc.:

We have audited the accompanying statement of financial condition of Collins Stewart, Inc. (the "Company") (a wholly-owned subsidiary of Collins Stewart Limited) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Collins Stewart, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2003

Deloitte
Touche
Tohmatsu

COLLINS STEWART, INC.
(A Wholly-Owned Subsidiary of Collins Stewart Limited)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$ 6,300,395
DUE FROM THE PARENT - Net	182,221
FURNITURE AND EQUIPMENT, at cost (less accumulated depreciation of $426,667)	258,712
OTHER ASSETS	273,986
Total assets	$ 7,015,314

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation	$ 2,038,738
Accounts payable	224,451
	2,263,189
SUBORDINATED LIABILITIES	3,000,000
STOCKHOLDER'S EQUITY:	
Common stock	
Par value, $1.00 per share; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	599,900
Retained earnings	1,152,125
Total stockholder's equity	1,752,125
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,015,314

See notes to statement of financial condition.

COLLINS STEWART, INC.
(A Wholly-Owned Subsidiary Of Collins Stewart Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2002

1. INTRODUCTION AND BASIS OF PRESENTATION

The Company

Collins Stewart, Inc. (the "Company") is a wholly-owned subsidiary of Collins Stewart Limited (the "Parent"). On May 26, 2000, the Parent was acquired by Collins Stewart Holdings pursuant to a management buyout. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc ("NASD"). The Company, incorporated on April 6, 1998 under the laws of the State of Delaware, conducts business from its office in New York City. The Company obtained approval of its NASD membership application and began operations in September 1999.

The Company is engaged in brokerage activities acting as an agent for U.S. institutional customers in the purchase and sale of UK and European equity securities and American Depository Receipts ("ADR"). All UK and European equity securities transactions are cleared through the Parent, a clearing broker, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The clearing broker has the right to charge the Company for unsecured losses that result from customer's failure to complete such transactions. All ADR transactions are cleared through the Bank of New York.

Basis of Financial Information

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents are comprised of cash and money market instruments with original maturities of ninety days or less.

Furniture and Equipment – Furniture and equipment are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and equipment on a straight-line basis over the estimated useful life of the assets.

Securities Transactions – Commission revenues and related expenses are recorded on a trade date basis.

Income Taxes – Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered

or settled. The effect on deferred taxes of changes in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Transactions – Foreign currency transactions (principally commissions earned) are translated at the rates in effect during the period. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the close of business at the statement of financial condition date.

New Accounting Pronouncements – In July 2002, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, *"Accounting for Costs Associated with Exit and Disposal Activities,"* which supersedes prior accounting guidance, Emerging Issues Task Force Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* SFAS No. 146 prescribes new guidelines for recognition of costs associated with exit or disposal activities. The provisions for SFAS No. 146 are effective for disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued of modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. However, the disclosure requirements in FIN 45 are effective for the statement of financial condition of interim or annual periods ending after December 15, 2002. The adoption of applicable requirements of FIN 45 did not have a material impact on the Company's statement of financial condition.

3. TRANSACTIONS WITH AFFILIATE

Commissions on foreign equity securities transactions are collected by the Parent directly from the customer and are remitted periodically to the Company. Management fees represent charges from the Parent for dealer services and research, operations, administrative and other services.

Due from the Parent, net, at December 31, 2002, consists of the following:

Commissions	$ 3,767,889
Management fees	(3,092,812)
Interest expense	(232,500)
Clearing and settlement fees	(168,456)
Professional fees	(76,849)
Other	(15,051)
	$ 182,221

4. INCOME TAXES

At December 31, 2002, the Company had a deferred tax asset of $156,148 included in other assets on the statement of financial condition. Management believes no valuation allowance is necessary. This deferred tax amount is primarily attributable to temporary differences arising from certain organization and set-up costs. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset.

5. EMPLOYEE BENEFIT PLANS

All employees of the Company may participate in the Company's qualified 401(k) retirement plan provided they have reached the age of 18 years. The Company matches employee contribution amounts, up to a maximum of 5% of employee compensation. Additional employer contributions to this plan are at the discretion of the Company. The Company also contributes to a money purchase plan for employees who have met certain service requirements.

6. SUBORDINATED LIABILITIES

Subordinated liabilities consist of three floating rate subordinated loan agreements, which pay interest quarterly.

Subordinated liabilities is comprised of the following:

Subordinated Notes	Maturity Date	Interest Rate	Amount
Floating rate subordinated loan agreement	November 22, 2004	Prime + 3%	$ 2,000,000
Floating rate subordinated loan agreement	August 31, 2004	Prime + 3%	700,000
Floating rate subordinated loan agreement	November 22, 2004	Prime + 3%	300,000
			$ 3,000,000

The $2,000,000 floating rate subordinated loan agreement, due November 22, 2004, was redeemed on January 2, 2003.

The borrowing under these agreements qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule under the Securities Exchange Act of 1934.

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act"), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 of the Act. At December 31, 2002, the Company had net capital of $3,968,747, which was $3,817,868 in excess of required minimum net capital of $150,879. The ratio of aggregate indebtedness to net capital was .57 to 1.

8. COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease commitment for office space on June 30, 2001, which also contains certain escalation clauses. The security deposit was made by a letter of credit from JPMorgan

Chase Bank and was paid for by the Company. At December 31, 2002, the future minimum base rental payments under this lease are as follows:

Year Ending December 31,	**Total Commitment**
2003	$ 244,682
2004	248,964
2005	253,321
2006	259,426
2007	265,639
Thereafter	966,263
Total	$ 2,238,295

In the normal course of business, the Company has been named as a defendant in various legal actions. These legal actions may result in adverse judgments. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET AND CREDIT RISK

The Company has no transactions in financial instruments with off-balance sheet risk.

In the normal course of business, the Company executes securities transactions on behalf of customers through clearing brokers. In connection with these activities, a customer's unsettled trades may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships. Credit exposure is monitored on an ongoing basis by the Parent, who performs clearing and settlement functions for the Company.

For all transactions cleared through the Parent, the Company's agreement with the Parent provides that the Company assumes customer obligations in the event of non-performance.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "*Disclosures About Fair Value of Financial Instruments,*" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, as defined, which are recognized in the statement of financial condition, are carried at, or approximate, fair value.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 18, 2003

Collins Stewart, Inc.
444 Madison Avenue, 41st Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Collins Stewart, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 18, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that that we considered relevant to the objectives stated in Rule 17a-5(g): in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all maters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP